

Learnie
Everyone's an Expert at Something.



By calling on **everyday experts** to **share their knowledge**, we can provide greater access to **learning, job opportunities and personal wealth** in order to **lift all communities**.



As a Public Benefit Corporation, our award-winning, **Learnie For Everyone**, bridges the digital divide by making community learning equal for all.

Learnie Enterprise brings user-generated microlearning to businesses and organizations with private spaces to capture the power of their communities to make learning easy and fast.

     

Learnie is...



A Legal Public Benefit Corporation in the State of Utah and "Pending B Certification" Status with B Labs



An Award-Winning User-Generated Community Microlearning Platform



Innovating A Global Marketplace Grounded in Blockchain

Funding



$400k-$500k



Learnie Creation
20%

Sales & Marketing
30%

Marketplace Innovation
50%



Contact: Bill Mastin, Founder   bill@mylearnie.com   435.729.9612